CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As at		September 30, 2015	December 31, 2014
(millions of Canadian dollars)	Notes
Assets
Current assets
Accounts receivable	12	$64.2	$89.8
Inventories		0.6	2.6
Prepaid expenses		12.0	13.9
Risk management contracts	12	7.8	1.9
		84.6	108.2
Non-current assets
Deferred income tax asset	15	686.4	382.5
Exploration and evaluation assets	8	64.1	62.1
Property, plant and equipment	7	3,349.5	4,109.9
Investments in joint ventures	9	130.0	75.8
Goodwill		345.4	353.1
		4,575.4	4,983.4
Total assets		$4,660.0	$5,091.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	12, 14	$180.8	$370.2
Current portion of provisions	13	52.2	37.3
Related party loan	12, 21	162.7	—
Risk management contracts	12	0.6	1.2
		396.3	408.7
Non-current liabilities
Long-term debt	10, 12	2,377.2	1,916.8
Related party loans	12, 21	444.7	396.5
Long-term liability	12, 14	65.3	61.5
Non-current provisions	13	736.3	773.3
		3,623.5	3,148.1
Total liabilities		$4,019.8	$3,556.8
Shareholders’ equity
Shareholder's capital		3,860.8	3,860.8
Contributed surplus		10.5	10.3
Deficit		(3,236.9)	(2,337.7)
Accumulated other comprehensive income	19	5.8	1.4
Total shareholder's equity		640.2	1,534.8
Total liabilities and shareholder's equity		$4,660.0	$5,091.6
Commitments [Note 20]
Subsequent event [Note 9]

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended		Nine months ended
		September 30		September 30
(millions of Canadian dollars)	Notes	2015	2014	2015	2014

Petroleum and natural gas sales		$131.9	$260.5	$401.3	$843.1
Royalties		(11.5)	(35.2)	(36.8)	(122.4)
Loss from joint ventures	9	(9.8)	(2.2)	(25.9)	(2.0)
Revenues and other income		110.6	223.1	338.6	718.7

Expenses
Operating		64.7	81.0	208.1	250.9
Transportation and marketing		1.3	6.5	4.3	20.2
General and administrative		15.1	16.4	48.4	49.4
Depletion, depreciation and amortization	7	103.0	105.2	300.3	324.9
Exploration and evaluation	8	0.6	0.5	5.2	9.6
Losses (gains) on disposition of assets	7	0.9	(27.8)	6.2	(29.2)
Finance costs	16	34.8	23.7	96.5	72.7
Risk management contracts losses (gains)	12	3.7	0.5	1.8	(1.4)
Foreign exchange losses	17	122.6	69.6	239.6	74.1
Impairment on property, plant and equipment	7	542.0	—	636.2	—
Loss from continuing operations before income tax		(778.1)	(52.5)	(1,208.0)	(52.5)
Current income tax expense	15	—	—	5.1	—
Future income tax recovery	15	(189.4)	(249.5)	(313.9)	(242.4)
Net income (loss) from continuing operations		(588.7)	197.0	(899.2)	189.9

Net loss from discontinued operations	6	—	(277.9)	—	(292.9)

Net loss		$(588.7)	$(80.9)	$(899.2)	$(103.0)

Other comprehensive loss ("OCL")
Items that may be reclassified to net income
Gains on designated cash flow hedges, net of tax	12, 19	6.1	3.3	4.4	0.1
Losses on foreign currency translation		—	(7.8)	—	(9.2)
Items that will not be reclassified to net income
Actuarial losses, net of tax		—	(1.8)	—	(5.7)
Comprehensive loss		$(582.6)	$(87.2)	$(894.8)	$(117.8)

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (UNAUDITED)

					Accumulated
					Other
					Comprehensive	Total
		Shareholder’s	Contributed		Income (Loss)	Shareholder’s
(millions of Canadian dollars)	Notes	Capital	Surplus	Deficit	("AOCI")	Equity
Balance at December 31, 2014		$3,860.8	$10.3	$(2,337.7)	$1.4	$1,534.8
Gains on derivatives designated as cash flow hedges, net of tax	19	—	—	—	4.4	4.4
Shareholder loan	21	—	0.2	—	—	0.2
Net loss		—	—	(899.2)	—	(899.2)
Balance at September 30, 2015		$3,860.8	$10.5	$(3,236.9)	$5.8 $	640.2

Balance at December 31, 2013		$3,860.8	$4.3	$(1,893.2)	$(32.7)	$1,939.2
Gains on derivatives designated as cash flow hedges, net of tax		—	—	—	0.1	0.1
Losses on foreign currency translation		—	—	—	(9.2)	(9.2)
Actuarial losses, net of tax		—	—	—	(5.7)	(5.7)
Shareholder loan		—	6.0	—	—	6.0
Net loss		—	—	(103.0)	—	(103.0)
Balance at September 30, 2014		$3,860.8	$10.3	$(1,996.2)	$(47.5)	$1,827.4

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Nine months ended September 30
(millions of Canadian dollars)	Notes	2015	2014
Cash provided by (used in)
Operating Activities
Net loss		$(899.2)	$(103.0)
Items not requiring cash
Loss from joint ventures	9	25.9	2.0
Depletion, depreciation and amortization	7	300.3	337.7
Accretion of decommissioning and environmental remediation liabilities	13, 16	15.7	17.2
Unrealized gains on risk management contracts	12	(0.6)	(0.9)
Unrealized losses on foreign exchange	6, 17	238.8	52.0
Unsuccessful exploration and evaluation cost	8	5.2	9.0
Losses (Gains) on disposition of assets	7	6.2	(29.4)
Deferred income tax recovery	15	(313.9)	(150.3)
Impairment on property, plant and equipment	7	636.2	171.3
Other non-cash items		37.6	5.7
Settlement of decommissioning and environmental remediation liabilities	13	(10.7)	(6.9)
Change in non-cash working capital	18	(55.8)	114.4
Cash from (used in) operating activities		$(14.3)	$418.8

Financing Activities
Credit facility (repayment) borrowings, net	10	260.4	(242.5)
Repayment of promissory note		—	(9.2)
Borrowings from related party loans	21	148.5	120.0
Cash from (used in) financing activities		$408.9	$(131.7)

Investing Activities
Additions to property, plant and equipment	7	(206.9)	(461.9)
Additions to exploration and evaluation assets	8	(1.1)	(15.2)
Property dispositions, net of acquisitions		31.8	207.5
Corporate acquisition, net of cash acquired	5	(34.9)	—
Investment in joint ventures	9	(84.2)	—
Distributions received from joint ventures	9	4.3	1.7
Change in non-cash working capital	18	(103.6)	(19.2)
Cash used in investing activities		$(394.6)	$(287.1)

Change in cash		—	—
Cash, at beginning of the period		—	—
Cash, at end of the period		$—	$—

Interest paid		$39.2	$51.5

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three and nine months ended September 30, 2015 and 2014
(Tabular amounts in millions of Canadian dollars unless otherwise indicated)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada. Harvest has two reportable segments: Upstream and BlackGold oil sands. For further information regarding these reportable segments, see note 4.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 1500, 700 – 2nd Street SW, Calgary, Alberta, Canada T2P 2W1.

2.	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Accounting Standard (“IAS”) 34 – “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the annual Consolidated Financial Statements as at and for the year ended December 31, 2014, which were prepared in accordance with IFRS.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on November 12, 2015.

Basis of Measurement
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for risk management contracts, which are measured at fair value.

Functional and Presentation Currency

In these condensed interim consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

Use of Estimates and Judgment

Significant estimates and judgment used in the preparation of the financial statements are described in note 5 of the annual Consolidated Financial Statements as at and for the year ended December 31, 2014. There have been no significant changes to the use of estimates of judgments since December 31, 2014, except for those used in the calculation of impairment losses and goodwill impairment testing as disclosed in note 7, Property, Plant & Equipment (“PP&E”) & Goodwill.

3.	Significant Accounting Policies

These condensed interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 4 of the Company’s annual Consolidated Financial Statements as at and for the year ended December 31, 2014.

There were no new or amended standards issued during the three and nine months ended September 30, 2015 that are applicable to Harvest in future periods. A description of additional accounting pronouncements that will be adopted by Harvest in future periods can be found in note 3 of the Audited Consolidated Financial Statements for the year ended December 31, 2014.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

4.	Segment Information

Harvest’s operating segments are determined based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Harvest’s chief operating decision makers. The Company’s reportable segments are:

•	Upstream Operations, which consists of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.

•

BlackGold Oil Sands, which is an in-situ oil sands project located near Conklin, Alberta. Phase 1 of the project is designed to produce 10,000 barrels of bitumen per day. The project is currently in the pre-commissioning phase.

Harvest’s Downstream segment was sold during 2014 and has been classified as discontinued operations (see note 6).

	Three months ended September 30
	Upstream		BlackGold		Total
	2015	2014	2015	2014	2015	2014
Petroleum and natural gas sales	$131.9	$260.5	$—	$—	$131.9	$260.5
Royalties	(11.5)	(35.2)	—	—	(11.5)	(35.2)
Loss from joint ventures	(9.8)	(2.2)	—	—	(9.8)	(2.2)
Revenues and other income	110.6	223.1	—	—	110.6	223.1

Expenses
Operating	61.0	81.0	3.7	—	64.7	81.0
Transportation and marketing	1.3	6.5	—	—	1.3	6.5
General and administrative	14.3	16.4	0.8	—	15.1	16.4
Depletion, depreciation and amortization	102.8	105.2	0.2	—	103.0	105.2
Exploration and evaluation	0.6	0.5	—	—	0.6	0.5
Losses (gains) on disposition of assets	0.9	(27.8)	—	—	0.9	(27.8)
Risk management contract losses	3.7	0.5	—	—	3.7	0.5
Impairment on property, plant and equipment	280.0	—	262.0	—	542.0	—
Operating (loss) income	$(354.0)	$40.8	$(266.7)	$—	$(620.7)	$40.8

Finance costs					34.8	23.7
Foreign exchange loss					122.6	69.6
Current income tax expense					—	-
Future income tax recovery					(189.4)	(249.5)
Net income (loss) from continuing operations					(588.7)	197.0
Net loss from discontinued operations					—	(277.9)
Net loss					$(588.7)	$(80.9)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Nine months ended September 30
	Upstream		BlackGold		Total
	2015	2014	2015	2014	2015	2014
Petroleum and natural gas sales	$401.3	$843.1	$—	$—	$401.3	$843.1
Royalties	(36.8)	(122.4)	—	—	(36.8)	(122.4)
Loss from joint ventures	(25.9)	(2.0)	—	—	(25.9)	(2.0)
Revenues and other income	338.6	718.7	—	—	338.6	718.7

Expenses
Operating	199.0	250.9	9.1	—	208.1	250.9
Transportation and marketing	4.3	20.2	—	—	4.3	20.2
General and administrative	46.2	49.4	2.2	—	48.4	49.4
Depletion, depreciation and amortization	300.0	324.9	0.3	—	300.3	324.9
Exploration and evaluation	5.2	9.6	—	—	5.2	9.6
Losses (gains) on disposition of assets	6.2	(29.2)	—	—	6.2	(29.2)
Risk management contract losses (gains)	1.8	(1.4)	—	—	1.8	(1.4)
Impairment on property, plant and equipment	374.2	—	262.0	—	636.2	—
Operating (loss) income	$(598.3)	$94.3	$(273.6)	$—	$(871.9)	$94.3

Finance costs					96.5	72.7
Foreign exchange loss					239.6	74.1
Current income tax expense					5.1	—
Future income tax recovery					(313.9)	(242.4)
Net income (loss) from continuing operations					(899.2)	189.9
Net loss from discontinued operations					—	(292.9)
Net loss					$(899.2)	$(103.0)

	Three months ended September 30
	Upstream		BlackGold		Total
Capital Additions	2015	2014	2015	2014	2015	2014
Additions to PPE	$18.5	$72.5	$0.9	$93.3	$19.4 $	$165.8
Additions to E&E	0.6	4.9	—	—	0.6	4.9
Corporate acquisition (note 5)	3.2	—	—	—	3.2	—
PP&E & E&E dispositions, net
of acquisitions	(1.5)	(178.7)	—	—	(1.5)	(178.7)
Net capital additions
(disposals)	$20.8	$(101.3)	$0.9	$93.3	$21.7	$(8.0)

	Nine months ended September 30
	Upstream		BlackGold		Total
Capital Additions	2015	2014	2015	2014	2015	2014
Additions to PPE	$123.0	$258.0	$65.5	$184.7	$188.5	$442.7
Additions to E&E	1.1	15.2	—	—	1.1	15.2
Corporate acquisition (note 5)	51.8	—	—	—	51.8	—
PP&E & E&E dispositions, net
of acquisitions	(60.0)	(271.2)	—	—	(60.0)	(271.2)
Net capital additions	$115.9	$2.0	$65.5	$184.7	$181.4	$186.7

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Total Assets	PP&E	E&E	Goodwill
September 30, 2015
Upstream	$3,421.4	$2,111.0	$64.1	$345.4
BlackGold	1,238.6	1,238.5	—	—
Total	$4,660.0	$3,349.5	$64.1	$345.4

December 31, 2014
Upstream	$3,656.8	$2,675.3	$62.1	$353.1
BlackGold	1,434.8	1,434.6	—	—
Total	$5,091.6	$4,109.9	$62.1	$353.1

5.	Business Combination

On February 27, 2015, Harvest acquired all of the issued and outstanding common shares of Hunt Oil Company of Canada, Inc. (“Hunt”). Hunt was a private oil and gas company with operations immediately offsetting Harvest’s lands and production in the Deep Basin area of Alberta.

The acquisition was accounted for as a business combination. The provisional fair values of identifiable assets and liabilities, including interim adjustments as at the date of acquisition were:

Consideration
Cash	$37.1
37.1

Fair value of net assets acquired
Cash	$2.2
Accounts receivable	0.6
Prepaid expenses	0.2
Property, plant and equipment	45.1
Exploration and evaluation assets	6.7
Accounts payable and accrued liabilities	(6.1)
Decommissioning liability	(3.2)
Deferred income tax liability	(8.4)
$37.1

The above amounts are estimates made by management at the time of the preparation of these condensed interim consolidated financial statements based on information then available. Amendments may be made as amounts subject to estimates are finalized.

These condensed interim consolidated financial statements incorporate the results of operations of Hunt from February 27, 2015. For the nine months ended September 30, 2015, the assets acquired contributed $2.6 million of revenues and $1.4 million to revenues less operating and transportation expenses. If the acquisition had been completed on the first day of 2015, Harvest’s revenues for the nine months ended September 30, 2015 would have been $0.5 million higher and revenues less operating and transportation expenses would have been $0.3 million higher.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Discontinued Operations

On November 13, 2014, Harvest disposed of its wholly owned Downstream segment. Results of Downstream have been presented as discontinued operations for the comparative periods. Downstream operations included the purchase and refining of crude oil at a medium gravity sour crude oil hydrocracking refinery, and the sale of the refined products to commercial, wholesale and retail customers.

	Three months ended	Nine months ended
	September 30, 2014	September 30, 2014
Refined products sales	$877.0	$3,110.9

Expenses
Purchased products for resale and processing	833.1	2,944.9
Operating	54.5	180.8
Transportation and marketing	1.4	5.3
General and administrative	0.2	0.5
Depletion, depreciation and amortization	5.8	12.8
Gains on disposition of assets	—	(0.2)
Impairment and other charges	186.4	186.4
Operating loss from discontinued operations	$(204.4)	$(219.6)
Finance costs	0.5	1.3
Foreign exchange gains (1)	(18.1)	(20.1)
Loss before income tax from discontinued operations	$(186.8)	$(200.8)
Income tax expense	91.1	92.1
Net loss from discontinued operations	$(277.9)	$(292.9)

(1)	For the three and nine months ended September 30, 2014, Downstream recognized an unrealized foreign exchange gain of $18.8 million and $21.1 million, respectively.

The following table summarizes the components of the discontinued operations cash flows:

	Three months ended	Nine months ended
	September 30, 2014	September 30, 2014
Cash flow used in operating activities	$(30.1)	$(37.8)
Cash flow from financing activities	38.7	62.2
Cash flow used in investing activities	(8.6)	(24.4)
Total cash inflow (outflow)	$—	$—

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.	Property, Plant and Equipment (“PP&E”) & Goodwill

	Upstream	BlackGold	Total
Cost:
As at December 31, 2013(1)	$5,272.3	$1,138.8	$6,411.1
Additions	386.2	283.5	669.7
Property acquisitions	3.1	0.2	3.3
Disposals	(500.2)	—	(500.2)
Change in decommissioning liabilities	116.6	12.1	128.7
Transfer from E&E	7.2	—	7.2
As at December 31, 2014	$5,285.2	$1,434.6	$6,719.8
Additions	123.0	65.5	188.5
Corporate acquisition	45.1	—	45.1
Disposals, net of property acquisitions	(133.4)	—	(133.4)
Change in decommissioning liabilities	1.2	0.7	1.9
As at September 30, 2015	$5,321.1	$1,500.8	$6,821.9

Accumulated depletion, depreciation, amortization and impairment losses:
As at December 31, 2013(1)	$2,106.1	$—	$2,106.1
Depreciation, depletion and amortization	435.2	—	435.2
Disposals	(199.0)	—	(199.0)
Impairment	267.6	—	267.6
As at December 31, 2014	$2,609.9	$—	$2,609.9
Depreciation, depletion and amortization	300.0	0.3	300.3
Disposals	(74.0)	—	(74.0)
Impairment	374.2	262.0	636.2
As at September 30, 2015	$3,210.1	$262.3	$3,472.4

Net Book Value:
As at September 30, 2015	$2,111.0	$1,238.5	$3,349.5
As at December 31, 2014	$2,675.3	$1,434.6	$4,109.9

(1)	The total carrying amount of property, plant and equipment excludes the Downstream segment.

General and administrative costs directly attributable to PP&E addition activities of $2.3 million and $10.7 million have been capitalized during the three and nine months ended September 30, 2015 (2014 – $6.4 million and $16.3 million). Borrowing costs relating to the development of BlackGold assets have been capitalized within PP&E during the three and nine months ended September 30, 2015 in the amount of $nil and $9.7 million, respectively (2014 – $8.8 million and $23.9 million), at a weighted average interest rate of 4.4% (2014 – 4.9% and 4.8%). PP&E additions also include non-cash additions relating to the BlackGold deferred payment of $0.8 million (December 31, 2014 – $1.6 million) (see note 14).

In early 2015, the BlackGold oil sands central processing facility was mechanically completed, however, no depletion expense was incurred for the three and nine months ended September 30, 2015 as Harvest uses the unit-of-production method and the BlackGold assets currently have no production. During the three and nine months ended September 30, 2015, the BlackGold segment recognized impairment expense of $262.0 million against its PP&E in the Oilsands cash generating unit. The impairment was triggered primarily by a decline in oil prices and the recoverable amount was estimated using the assets’ value in use (“VIU”), estimated using the net present value of proved, probable and possible reserves discounted at a pre-tax rate of 11% for proved plus probable reserves and 15% for possible reserves, and the forecast commodity prices noted below. The recoverable amount for the Oilsands cash generating unit (“CGU”) was $1.19 billion. A 200 bps increase in the discount rate would result in an additional impairment of approximately $252 million. A 10% decrease in the forward oil price estimate would result in an additional impairment of approximately $265 million.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Upstream PP&E impairment expense for the three and nine months ended September 30, 2015 was $280.0 million and $374.2 million respectively (2014 - $nil).

				Impairment Sensitivity

						10% decrease
Quarter Ended	CGU	Impairment	Recoverable(4)	200 bps		in forward
		Expense	Amount	increase in		commodity
				discount rate		prices
March 31, 2015(1)	South Oil	$23.5	$18.5	$0.7		$8.0
	West Alberta Gas	33.7	190.5
June 30, 2015(2)	South Alberta Gas	5.4	23.5	24.7	(5)	30.9	(5)
	East Central Oil	31.6	76.0	11.1		28.7
	East Alberta Heavy Oil	79.5	57.5
	East Central Oil	26.4	38.8
	South Oil	6.2	16.0
September 30,	British Columbia Oil	17.0	325.3
2015(3)	North Alberta Light Oil	43.3	156.7
	Peace Arch Oil	18.5	82.3
	East Saskatchewan Light Oil	43.2	64.0
	West Alberta Oil	13.3	7.1
	South Alberta Heavy Oil	32.6	84.1	77.1	(6)	225.2	(6)
Nine Months Ended September 30, 2015		$374.2

(1)	Impairment during the quarter ended March 31, 2015 was triggered by lower forecasted oil prices and underperforming assets.
(2)

Impairment in the West and South Alberta Gas CGUs in the quarter ended June 30, 2015 was triggered by a decline in gas prices. The trigger for impairment in the East Central Oil CGU in the second quarter of 2015 was an increase in estimated capital costs in the Bellshill area.

(3)	Impairment recorded in the three months ended September 30, 2015 was triggered by a decline in oil prices.
(4)

The recoverable amounts were estimated at the assets’ fair value less cost to sell (“FVLCS”), based on the net present value of pre-tax cash flows from proved plus probable oil and gas reserves estimated by an independent reserve evaluator and the estimated fair value of undeveloped land. Harvest used a pre- tax discount rate of 10% for all of the CGU’s, except for 8% for South Alberta Gas at June 30, 2015.

(5)	This sensitivity is for both gas CGUs impaired during the quarter ended June 30, 2015.
(6)	This sensitivity is for all of the oil CGUs impaired during the quarter ended September 30, 2015.

The following forecast commodity prices were used for impairment in the three months ended March 31, 2015:

		Edmonton Light
	WTI Crude Oil	Crude Oil	US$/Cdn$
Year	($US/bbl)	($Cdn/bbl)	Exchange Rate
2015 (9 months)	55.00	61.25	0.800
2016	67.50	74.55	0.825
2017	72.50	79.41	0.850
2018	77.50	85.29	0.850
2019	82.50	91.18	0.850
Thereafter(1)	+2%/year	+2%/year	0.850

(1)	Represents the average escalation percentage in each year after 2019 to the end of reserve life

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following forecast commodity prices were used for impairment in the three months ended June 30, 2015:

	Edmonton Light
	WTI Crude Oil	Crude Oil	AECO Gas	US$/Cdn$
Year	($US/bbl)	($Cdn/bbl)	($Cdn/Mmbtu)	Exchange Rate
2015 (6 months)	61.25	71.56	3.13	0.800
2016	67.50	75.76	3.30	0.825
2017	70.00	76.47	3.50	0.850
2018	75.00	82.35	3.79	0.850
2019	80.00	88.24	3.99	0.850
2020	85.00	94.12	4.20	0.850
2021	90.00	100.00	4.40	0.850
2022	91.90	101.36	4.61	0.850
2023	93.73	103.38	4.80	0.850
2024	95.61	105.46	4.89	0.850
Thereafter(1)	+2%/year	+2%/year	+2%/year	0.850

(1)	Represents the average escalation percentage in each year after 2024 to the end of reserve life

The following forecast commodity prices were used for impairment in the three months ended September 30, 2015:

		Edmonton Light	Bitumen
	WTI Crude Oil	Crude Oil	Wellhead	US$/Cdn$
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	Exchange Rate
2015 (3 months)	47.00	57.49	19.37	0.7567
2016	53.33	64.53	30.33	0.7633
2017	62.07	71.23	37.34	0.8017
2018	66.67	76.89	43.24	0.8100
2019	71.33	81.01	46.57	0.8250
2020	74.77	84.73	51.03	0.8333
2021	78.24	88.84	54.44	0.8333
2022	81.75	93.04	57.97	0.8333
2023	85.37	97.34	63.04	0.8333
2024	87.90	99.92	64.96	0.8333
Thereafter(1)	+1.8%/year	+1.8%/year	+1.8%/year	0.8333

(1)	Represents the average escalation percentage in each year after 2029 to the end of reserve life

On May 1, 2015 Harvest closed the disposition of certain non-core oil and gas assets in Eastern Alberta for the total of $28.4 million in net proceeds. Together with other insignificant dispositions of Upstream assets, Harvest recognized a loss on disposition of assets of $0.9 million and $6.2 million for the three and nine months ended September 30, 2015 respectively (2014 - $27.8 million and $29.2 million of gains, respectively) relating to the de-recognition of PP&E, E&E, goodwill and decommissioning and environmental liabilities.

Goodwill of $345.4 million (December 31, 2014 – $353.1 million) is allocated to the Upstream operating segment. In assessing whether goodwill has been impaired, the carrying amount of the Upstream operating segment (including goodwill) is compared with the recoverable amount of the Upstream operating segment. The estimated recoverable amount of Upstream was determined based on its FVLCS. Market participants generally apply the market multiple enterprise value per barrel of proved and probable reserves (“EV/2P”) when estimating the fair value of an oil and gas company. As such, Harvest determined the fair value of its Upstream segment by applying the observed EV/2P multiple of comparable public companies to its proved and probable reserves (Level 2 fair value input). Harvest’s proved and probable reserves were estimated by an independent qualified reserves evaluator and are subject to significant judgment. For September 30, 2015, the EV/2P multiples ranged from $9 to $38 per barrel of proved and probable reserves for a group of comparable companies of similar size and production profile. Harvest used an average EV/2P multiple of $17 per barrel of proved and probable reserves when determining the implied fair value of Harvest’s Upstream segment. As at September 30, 2015, the recoverable amount exceeded the carrying amount of the Upstream segment, as such, no goodwill impairment was recorded (2014– $nil). An EV/2P multiple of $11.50 per barrel of proved and probable reserves or lower will cause impairment to goodwill.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2013	$59.4
Additions	22.3
Property acquisitions	3.1
Disposition	(6.1)
Unsuccessful E&E costs	(9.4)
Transfer to property, plant and equipment	(7.2)
As at December 31, 2014	$62.1
Additions	1.1
Corporate acquisition	6.7
Acquisition, net of disposition	(0.6)
Unsuccessful E&E costs	(5.2)
As at September 30, 2015	$64.1

The Company determined certain E&E costs to be unsuccessful and not recoverable, which were expensed as follows, together with pre-licensing expenses.

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Pre-licensing costs	$—	$0.2	$—	$0.6
Unsuccessful E&E costs	0.6	0.3	5.2	9.0
E&E expense	$0.6	$0.5	$5.2	$9.6

9.	Investments in Joint Ventures

	September 30, 2015	December 31, 2014
Deep Basin Partnership ("DBP")	$61.7	$49.2
HK MS Partnership ("HKMS")	68.3	26.6
Investments in joint ventures	$130.0	$75.8

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the movement in the investments in joint ventures account during the period:

	DBP	HKMS
Balance as at December 31, 2013	$—	$—
Initial investment on April 23, 2014	54.9	—
Additional investments in joint ventures	—	26.7
Share of loss from investments in joint ventures	(4.6)	(0.1)
Distributions from joint ventures	(2.3)	—
Dilution gain recognized on disposal of assets	1.2	—
Balance as at December 31, 2014	$49.2	$26.6
Additional investments in joint ventures	43.5	40.7
Share of income (loss) from investments in joint ventures	(30.5)	4.6
Distributions from joint ventures	(0.7)	(3.6)
Dilution gain recognized on disposal of assets	0.2	—
Balance as at September 30, 2015	$61.7	$68.3

Deep Basin Partnership

During the three and nine months ended September 30, 2015, Harvest contributed $4.8 million and $42.8 million, respectively, net of distributions received, into DBP to fund the initial multi-year development program, increasing Harvest’s ownership interest in DBP to 79.36% as at September 30, 2015 and diluting KERR Canada Co. Ltd.’s (“KERR’s”) ownership interest to 20.64% (December 31, 2014 – 77.81% and 22.19%, respectively).

KERR’s preferred partnership units provide KERR certain preference rights, including a put option right exercisable after 10.5 years, whereby KERR could cause DBP to redeem all its preferred partnership units for consideration equal to its initial contribution plus a minimum after-tax internal rate of return of two percent. If DBP does not have sufficient funds to complete the redemption obligation and after making efforts to secure funding, whether via issuing new equity, entering into a financing arrangement or selling assets, the partnership can cash-call Harvest to meet such obligation (the “top-up obligation”). This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP (level 3 fair value inputs). The cash flow forecast is based on management’s internal assumptions of the volumes, commodity prices, royalties, operating costs and capital expenditures specific to the DBP. As at September 30, 2015, the fair value of the top-up obligation was estimated as $nil, therefore, no top-up obligation was recorded by Harvest (December 31, 2014 - $nil).

HK MS Partnership

During the three and nine months ended September 30, 2015, Harvest received a net distribution of $1.7 million and made a net contribution of $37.1 million, respectively, into HKMS, increasing its ownership interest to 69.16% as at September 30, 2015 and diluting KERR’s ownership interest to 30.84% (December 31, 2014 – 53.76% and 46.24%, respectively).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the financial information of the DBP and HKMS joint ventures:

	September 30, 2015		December 31, 2014
	DBP	HKMS	DBP	HKMS
Cash and cash equivalents	$0.4	$—	$1.7	$—
Other current assets	20.8	13.9	51.7	0.6
Total current assets	$21.2	$13.9	$53.4	$0.6
Non-current assets	198.0	101.9	170.7	79.0
Total assets(1)	$219.2	$115.8	$224.1	$79.6

Current liabilities	$25.6	$3.1	$46.4	$13.6
Non-current financial liabilities	129.1	107.7	125.5	61.4
Other non-current liabilities	4.3	4.8	4.2	4.7
Total liabilities(1)	$159.0	$115.6	$176.1	$79.7

Net assets (liabilities) (1)	$60.2	$0.2	$48.0	$(0.1)

(1)	Balances represent 100% share of DBP and HKMS.

	Three months ended September 30
	2015		2014
	DBP	HKMS	DBP	HKMS
Revenues	$9.5	$6.1	$4.1	$—
Depletion, depreciation and amortization	(13.0)	(0.8)	(4.0)	—
Operating expenses and Other	(8.1)	(0.2)	(1.8)	—
Finance costs	(0.8)	(4.9)	(0.8)	—
Net income (loss)(1)	$(12.4)	$0.2	$(2.5)	$—

(1)	Balances represent 100% share of DBP and HKMS.

	Nine months ended September 30
	2015		2014 (2)
	DBP	HKMS	DBP	HKMS
Revenues	$21.6	$13.9	$7.5	$—
Depletion, depreciation and amortization	(30.9)	(2.3)	(6.2)	—
Operating expenses and Other	(19.2)	(1.2)	(2.3)	—
Finance costs	(2.0)	(10.0)	(1.0)	—
Net income (loss)(1)	$(30.5)	$0.4	$(2.0)	$—

(1)	Balances represent 100% share of DBP and HKMS.
(2)	For the period ended April 23, 2014 to September 30, 2014.

The following table summarizes 100% of DBP’s contractual obligations and estimated commitments as at September 30, 2015:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Preferred distribution liability payments	$3.9	$—	$—	$129.1	$133.0
Firm processing commitment	22.8	45.5	45.5	81.5	195.3
Decommissioning and environmental liabilities(1)	—	—	0.4	10.4	10.8
Total	$26.7	$45.5	$45.9	$221.0	$339.1

(1)	Represents the undiscounted obligation by period.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes 100% of HKMS’s contractual obligations and estimated commitments as at September 30, 2015:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Decommissioning and environmental liabilities(1)	$—	$—	$—	$14.8	$14.8
Total	$—	$—	$—	$14.8	$14.8

(1)	Represents the undiscounted obligation by period.

Related party transactions

Deep Basin Partnership

As the operator of the DBP assets, Harvest collects revenues and pays expenses on behalf of DBP. In addition, as managing partner, Harvest charges DBP for marketing fees and general and administrative expenses. For the three and nine months ended September 30, 2015, Harvest charged DBP marketing fee of $ 0.1 million and $0.2 million, respectively (2014 - $0.1 million and $nil, respectively) and general and administrative recovery of $0.4 million and expense of $0. 7 million, respectively (2014 - $0.4 million and $0.7 million, respectively). As at September 30, 2015, $13.8 million remains outstanding to DBP (December 31, 2014 - $3.8 million).

A cash call payable of $nil is also outstanding to DBP as at September 30, 2015 relating to the estimated drilling and completion costs to be incurred on behalf of the DBP (December 31, 2014 - $44.4 million).

Subsequent to September 30, 2015, Harvest contributed certain gas assets to the Deep Basin Partnership in return for partnership units.

HK MS Partnership

As the managing partner, Harvest incurs expenditures relating to the construction of the midstream facility on behalf of HKMS. In addition, Harvest also charged HKMS general and administrative expense of $nil million and $0.1 million for the three and nine months ended September 30, 2015 (2014 - $nil). As at September 30, 2015, the balance of $1.5 million remains outstanding to HKMS (December 31, 2014 - $0.6 million).

10.	Long-Term Debt

	September 30, 2015	December 31, 2014
Credit facility	$879.3	$617.6
6 7/8% senior notes due 2017 (US$500 million)	660.4	572.0
2 1/8% senior notes due 2018 (US$630 million)	837.5	727.2
Long-term debt outstanding	$2,377.2	$1,916.8

Credit facility
On April 22, 2015, Harvest amended its $1 billion syndicated revolving credit facility and replaced it with a $940 million revolving credit facility that matures on April 30, 2017, with a syndicate of eight financial institutions. On July 15, 2015 Harvest secured a $60 million commitment from a new lender to increase the borrowing capacity of the new facility to $1 billion. The facility is secured by KNOC’s guarantee (up to $1.0 billion) and by a first floating charge over all of the assets of Harvest and its material subsidiaries. Under the amended credit facility, applicable interest and fees will be based on a margin pricing grid based on the credit ratings of KNOC. The financial covenants under the previous credit facility were deleted and replaced with a new covenant: Total Debt to Capitalization ratio of 70% or less.

At September 30, 2015, Harvest had $882.5 million drawn under the credit facility (December 31, 2014 - $620.7 million). The carrying value of the credit facility includes $3.1 million of deferred financial fees at September 30, 2015 (December 31, 2014 - $3.1 million). For the three and nine months ended September 30, 2015, interest charges on the credit facility borrowings aggregated to $3.8 million and $13.8 million (2014 - $5.5 million and $18.5 million), reflecting an effective interest rate 1.70% and 2.17%, respectively (2014 – 3.4% and 3.5%).

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Capital Structure

Harvest considers its capital structure to be its long term debt, related party loans, and shareholder’s equity.

	September 30, 2015	December 31, 2014
Credit facility(1)	$882.5	$620.7
6 7/8 % senior notes (US$500 million) (1)(2)	667.3	580.1
2 1/8 % senior notes (US$630 million) (1)(2)	840.7	730.9
Related party loans (US$290 million and CAD$200 million)(3)	587.0	397.2
	$2,977.5	$2,328.9
Shareholder's equity	640.2	1,534.8
	$3,617.7	$3,863.7

1)	Excludes capitalized financing fees.
2)	Face value converted at the period end exchange rate.
3)	As at December 31, 2014, related party loans comprised of US$170 million and CAD$200 million.

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future operating and capital activities. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the same financial covenant ratio as the ones externally imposed under the Company’s credit facility. Harvest was in compliance with all debt covenants at September 30, 2015.

	Covenant	September 30, 2015	December 31, 2014
Total debt to capitalization	70% or less	65.4%	n/a

Total debt for Harvest’s debt covenant was amended on April 22, 2015 (see note 10) and includes letters of credit of $12.5 million, credit facility of $879.3 million, guarantees of $nil, risk management contracts liabilities of $0.6 million, senior notes of $1.5 billion, related party loans with maturity date prior to April 30, 2017 of $162.7 million plus an incremental net amount representing the implied redemption obligation owed to KERR by the Deep Basin Partnership of $109.0 million.

Capitalization in the debt covenant was also amended on April 22, 2015 (see note 10) and includes total debt, related party loans with a maturity date after April 30, 2017, and shareholder’s equity. The calculation of capitalization also included the following: (i) $223.4 million representing 50% of impairment charges and unrealized gains and losses on foreign exchange hedge transactions disclosed in the December 31, 2014 annual consolidated financial statements of Harvest and (ii) 50% of impairment charges and unrealized gains and losses on foreign exchange hedge transactions incurred during the nine months of 2015. The maximum amount under clause (ii) cannot exceed $100 million; as such $100 million was included.

On September 24, 2015 KNOC approved an extension in the maturity of the US$171 million loan (Note 21, Related Party Transactions). Harvest is currently in the process of finalizing the changes in the agreement to extend the maturity date to December 31, 2017. This loan was included in the total debt at September 30, 2015 for Harvest’s debt covenant above.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12.	Financial Instruments

(a) Fair Values

Financial instruments of Harvest consist of cash, accounts receivable, accounts payable and accrued liabilities, borrowings under the credit facility, risk management contracts, senior notes, related party loans and long term liability. Cash and risk management contracts are the only financial instruments that are measured at fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1:

quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3:	techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

All financial instruments are level 2, except for the 2 1/8% senior notes, which are level 1.

	September 30, 2015		December 31, 2014

	Carrying	Fair
	Value	Value	Carrying Value	Fair Value
Financial Assets
Loans and Receivables Measured at Cost
Accounts receivable	$64.2	$64.2	$89.8	$89.8
Held for Trading
Fair value of risk management contracts	7.8	7.8	1.9	1.9
Total Financial Assets	$72.0	$72.0	$91.7	$91.7
Financial Liabilities
Held for Trading
Fair value of risk management contracts	$0.6	$0.6	$1.2	$1.2
Measured at Amortized Cost
Accounts payable and accrued liabilities	180.8	180.8	370.2	370.2
Credit Facility	879.3	882.5	617.6	620.7
6 7/8 % senior notes	660.4	547.1	572.0	561.9
2 1/8 % senior notes	837.5	843.3	727.2	727.2
Related party loans	607.4	501.2	396.5	367.9
Long-term liability	53.4	53.4	61.5	47.6
Total Financial Liabilities	$3,219.4	$3,008.9	$2,746.2	$2,696.7

b) Risk Management Contracts
The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCL. When the hedged item is settled, the related effective portion of the realized gains and losses is removed from AOCI and included in petroleum and natural gas sales (see note 19). The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated statement of comprehensive loss.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Risk management contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

	Three months ended September 30
	2015			2014
	Realized	Unrealized		Realized	Unrealized
	losses	losses	Total	gains	losses	Total
Power	$1.6	$2.1	$3.7	$(0.7)	$1.5	$0.8
Currency	—	—	—	(0.3)	—	(0.3)
	$1.6	$2.1	$3.7	$(1.0)	$1.5	$0.5

	Nine months ended September 30
		2015		2014

		Unrealized		Realized	Unrealized
	Realized losses	gains	Total	losses	gains	Total
Power	$2.2	$(0.6)	$1.6	$(0.3)	$(0.9)	$(1.2)
Currency	0.2	—	0.2	(0.2)	—	(0.2)
	$2.4	$(0.6)	$1.8	$(0.5)	$(0.9)	$(1.4)

The following is a summary of Harvest’s risk management contracts outstanding at September 30, 2015:

Contracts Designated as Hedges
				Fair value
Contract Quantity	Type of Contract	Term	Contract Price	Assets/(Liabilities)
4,000 bbls/day	WCS price swap	Oct - Dec 2015	US$44.65/bbl	$6.7
53,500 GJ/day	AECO swap	Oct - Dec 2015	$2.89/GJ	1.1
				$7.8

Contracts Not Designated as Hedges
				Fair value
Contract Quantity	Type of Contract	Term	Contract Price	Assets/(Liabilities)
35 MWh	AESO power swap	Oct - Dec 2015	$47.07/MWh	$(0.6)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Provisions

	Upstream	BlackGold	Total
Decommissioning liabilities at December 31, 2013(1)	$709.4	$34.3	$743.7
Liabilities incurred	8.0	4.2	12.2
Settled during the period	(13.8)	—	(13.8)
Revisions (change in discount rate, estimated timing and costs)	108.6	7.9	116.5
Disposals	(80.9)	—	(80.9)
Accretion	20.7	1.1	21.8
Decommissioning liabilities at December 31, 2014	$752.0	$47.5	$799.5
Environmental remediation at December 31, 2014	7.6	—	7.6
Other provisions at December 31, 2014	3.5	—	3.5
Less current portion	(37.3)	—	(37.3)
Balance at December 31, 2014	$725.8	$47.5	$773.3

Decommissioning liabilities at December 31, 2014	$752.0	$47.5	$799.5
Liabilities incurred	1.6	0.7	2.3
Corporate acquisition	3.2	—	3.2
Settled during the period	(10.7)	—	(10.7)
Revisions (change in estimated timing and costs)	(0.7)	0.4	(0.3)
Disposals	(29.5)	—	(29.5)
Accretion	13.0	0.8	13.8
Decommissioning liabilities at September 30, 2015	$728.9	$49.4	$778.3
Environmental remediation at September 30, 2015	6.7	—	6.7
Other provisions at September 30, 2015	3.5	—	3.5
Less current portion	(52.2)	—	(52.2)
Balance at September 30, 2015	$686.9	$49.4	$736.3

(1)	The total decommissioning liabilities excludes the Downstream segment.

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.4 billion at September 30, 2015 (December 31, 2014 - $1.4 billion), which will be incurred between 2015 and 2075. A risk-free discount rate of 2.3% (December 31, 2014 – 2.3%) and inflation rate of 1.7% (December 31, 2014 - 1.7%) were used to calculate the fair value of the decommissioning and environmental remediation liabilities.

14.	Long-Term Liability

Under the BlackGold oil sands engineering, procurement and construction (“EPC”) contract, $94.9 million of EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work. The first two installments were paid on April 30, 2015. As at September 30, 2015, a liability of $61.2 million (December 31, 2014 – $77.8 million) remains outstanding of which $9.5 million (December 31, 2014 - $19.0 million) is payable within a year and has been included with accounts payable and accrued liabilities.

Also included in long-term liability and other is an accrual related to Harvest’s long term incentive program of $1.7 million (December 31, 2014 – $2.7 million) as well as deferred credits of $11.8 million (December 31, 2014 – $ nil).

15.	Income Tax

During the second quarter of 2015, the Government of Alberta enacted an increase in the corporate income tax rate from 10% to 12% effective July 1, 2015. This increase to the tax rate resulted in an additional deferred income tax recovery of $28.3 million, which was recorded in the second quarter of 2015.

For the three and nine months ended September 30, 2015, $146.1 million and $171.5 million of deferred income tax asset resulted from impairment expense, respectively.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.	Finance Costs

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Interest and other financing charges	$29.4	$27.0	$90.5	$79.8
Accretion of decommissioning and environmental remediation liabilities	5.4	5.5	15.7	16.8
Less: interest capitalized	-	(8.8)	(9.7)	(23.9)
	$34.8	$23.7	$96.5	$72.7

17.	Foreign Exchange

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Realized losses (gains) on foreign exchange	$(0.1)	$0.2	$0.8	$1.0
Unrealized losses on foreign exchange	122.7	69.4	238.8	73.1
	$122.6	$69.6	$239.6	$74.1

18.	Supplemental Cash Flow Information

	Nine months ended September 30
	2015	2014
Source (use) of cash:
Accounts receivable	$26.1	$12.8
Prepaid expenses	2.1	5.6
Inventories	2.0	(24.1)
Accounts payable and accrued liabilities	(195.5)	109.0
Net changes in non-cash working capital	(165.3)	103.3

Changes relating to operating activities	(55.8)	114.4
Changes relating to investing activities	(103.7)	(19.2)
Reclass of long-term liability to accounts payable	(7.6)	9.5
Add: Other non-cash changes	1.8	(1.4)
	$(165.3)	$103.3

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19.	Accumulated Other Comprehensive Income (“AOCI”)

	Foreign	Designated
	Currency	Cash Flow
	Translation	Hedges, Net of	Actuarial Loss,
	Adjustment	Tax	Net of Tax	Total
Balance at December 31, 2013	$(34.2)	$0.1	$1.4	$(32.7)
Reclassification to net income of gains on cash flow hedges	—	(2.1)	—	(2.1)
Gains on derivatives designated as cash flow hedges, net of tax	—	3.4	—	3.4
Actuarial loss, net of tax	—	—	(5.7)	(5.7)
Transfer of cumulative actuarial loss to deficit	—	—	4.3	4.3
Losses on foreign currency translation	(9.9)	—	—	(9.9)
Reclassification of cumulative foreign currency translation to loss from discontinued operations	44.1	—	—	44.1
Balance at December 31, 2014	$—	$1.4	$—	$1.4
Reclassification to net income of gains on cash flow hedges	—	(4.3)	—	(4.3)
Losses on derivatives designated as cash flow hedges, net of tax	—	8.7	—	8.7
Balance at September 30, 2015	$—	$5.8	$—	$5.8

The following table summarizes the impacts of the cash flow hedges on the OCL:

	Three months ended September 30				Nine months ended September 30
	After-tax		Pre-tax		After-tax		Pre-tax
	2015	2014	2015	2014	2015	2014	2015	2014
Losses (gains) reclassified from OCL to revenues	$(4.4)	$(0.8)	$(6.1)	$(1.2)	$(4.3)	$7.5	$(5.9)	$10.3
Gains (losses) recognized in OCL	10.5	4.1	14.4	5.7	8.7	(7.4)	11.8	(10.1)
Total	$6.1	$3.3	$8.3	$4.5	$4.4	$0.1	$5.9	$0.2

The Company expects the $5.8 million after-tax accumulated gain reported in AOCI ($7.9 million pre-tax) related to the natural gas and crude oil cash flow hedges to be released to net income within the next three months.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

20.   Commitments

The following is a summary of Harvest’s contractual obligations and estimated commitments as at September 30, 2015:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	$160.1	$2,614.2	$200.0	$—	$2,974.3
Debt interest payments(1) (2)	83.7	168.4	58.3	—	310.4
Purchase commitments(3)	10.5	33.0	33.0	35.5	112.0
Operating leases	8.3	15.8	14.5	36.7	75.3
Firm processing commitments	19.2	36.2	29.9	73.7	159.0
Firm transportation agreements	20.4	54.1	42.8	63.5	180.8
Employee benefits(4)	1.0	2.9	—	—	3.9
Decommissioning and environmental liabilities(5)	48.7	47.0	51.1	1,271.5	1,418.3
Total	$351.9	$2,971.6	$429.6	$1,480.9	$5,234.0

(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at September 30, 2015 will be applicable to future interest payments.
(3)

Relates to the BlackGold deferred payment under the EPC contract (see Note 14, Long-term Liability) and revised estimated capital costs for the Bellshill area (see Note 7, Property, Plant & Equipment).

(4)	Relates to the long-term incentive plan payments.
(5)	Represents the undiscounted obligation by period.

21.	Related Party Transactions

a) Related party loans

On April 2, 2015, Harvest entered into an US$171 million loan agreement with KNOC, repayable within a year from the date of the first drawing which is on April 10, 2015, at an interest rate of 3.42% per annum. The principal and all accrued interest are payable on April 10, 2016. As at September 30, 2015, the carrying value of this loan was $162.7 million including $160.1 million (US$120 million) principal and $2.6 million interest accrual. Interest expense was $0.9 million and $2.5 million, respectively, for the three and nine months ended September 30, 2015. See Note 11, Capital Structure.

On December 30, 2013, Harvest entered into a subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest is payable on December 30, 2018. As at September 30, 2015, Harvest had drawn $200 million from the loan agreement (December 31, 2014 - $200 million). The loan amount was recorded at fair value on initial recognition by discounting the future cash payments at the rate of 7% which is considered the market rate applicable to the liability. As at September 30, 2015, the carrying value of the KNOC loan was $192.7 million (December 31, 2014 - $191.2 million). The difference between the fair value and the loan amount was recognized in contributed surplus. For the three and nine months ended September 30, 2015, interest expense of $3. 5 million and $10.3 million was recorded (2014 - $3.0 million and $7.0 million) and $13.7 million of interest payable remained outstanding as at September 30, 2015 (December 31, 2014 - $ 4.9 million).

On August 16, 2012, Harvest entered into a subordinated loan agreement with ANKOR to borrow US$170 million at a fixed interest rate of 4.62% per annum. The principal balance and accrued interest is payable on October 2, 2017. At September 30, 2015, Harvest’s related party loan from ANKOR included $226.9 million (December 31, 2014 - $197.2 million) of principal and $11.4 million (December 31, 2014 - $3.1 million) of accrued interest. Interest expense was $2.6 million and $7.4 million for the three and nine months ended September 30, 2015 (2014 - $2.1 million and $6.4 million).

The related party loans are unsecured and the loan agreements contain no restrictive covenants.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

b)     Other related party transactions

	Transactions				Balance Outstanding
	Three months ended		Nine months ended		Accounts receivable as at		Accounts payable as at
	September 30		September 30		September 30,	December 31,	September 30,	December 31,
	2015	2014	2015	2014	2015	2014	2015	2014
G&A
KNOC E (1)	$(2.0)	$(0.6)	$(4.6)	$(2.5)	$—	$0.5	$1.8	$3.7

Finance
KNOC t (2)	$1.2	$1.0	$3.4	$3.0	$—	$—	$1.9	$2.7

(1)

Global Technology and Research Centre (“GTRC”) is used as a training and research facility for KNOC. Amounts relate to the reimbursement from KNOC for general and administrative expenses incurred by the GTRC. Also included is Harvest’s reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest.

(2)	Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest’s 2 1/8 % senior notes. A guarantee fee of 52 basis points per annum is charged by KNOC.

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